UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2003

FIAT S.p.A.

Via Nizza 250

Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by

furnishing the information contained in the form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT S.P.A. BOARD OF DIRECTORS' MEETING

SIGNATURES

Fiat S.p.A. Board of Directors' Meeting

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Mr. Umberto Agnelli.

Today's meeting focused on the Group's performance and the progress made vis-à-vis the relaunch plan presented last June.

The 2004 calendar for company events was also defined during the meeting, i.e.:

    February 27: Results for the fourth quarter and for the entire 2003 fiscal year

    March 26: 2003 Statutory and Consolidated Financial Statements

    May 8 and 11: Stockholders' Meeting (1st and 2nd call) and results for the first quarter of 2004

    July 30: Results for the second quarter of 2004

    September 9: 2004 First-half Report

    October 29: Results for the third quarter of 2004

Prior to the beginning of the meeting, the Chief Executive Officer Giuseppe Morchio introduced Mr. Herbert Demel (Fiat Auto), Mr. Paolo Monferino (CNH Global) and Mr. José Maria Alapont (Iveco) to the Board Members. The Heads of the Group's principal Sectors outlined the activities underway in their areas and their respective products/market plans for 2004.

Turin, December 10, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 10, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney